

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Jay L. Schottenstein
Chief Executive Officer, Chairman of the Board and Director
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203

> **Re: American Eagle Outfitters, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2023**
> **Filed March 13, 2023**
> **File No. 001-33338**

Dear Jay L. Schottenstein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services